DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**

20212

[redacted]

04038022

July 14, 2004

Elaine S. Puricelli
12405 Strangford Place
Richmond, VA 23233-3562

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/14/2004

Re: Churchill Downs Incorporated
Incoming letter dated June 2, 2004

Dear Ms. Puricelli:

This is in response to your letter dated June 2, 2004 concerning the shareholder proposal submitted to Churchill Downs by Elaine S. Puricelli. On March 2, 2004, we issued our response expressing our informal view that Churchill Downs could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

cc: Rebecca C. Reed
Senior Vice President,
General Counsel and Secretary
Churchill Downs Incorporated
700 Central Avenue
Louisville, KY 40208

12405 Strangford Place
Richmond, Virginia 23233-3562
June 2, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Greetings:

This letter is sent today in response to the notification by the Board of Directors, Churchill Downs, Inc., that my proposal as a shareholder to ban Japanese horse owners from the racetracks of Churchill Downs constitutes of vote of "no action." My initial proposal involves a 10 year, punitive ban of Japanese race horse owners on the racetracks owned by Churchill Downs, Inc., while a requisite length of time elapses therefore prohibiting equine entrants of Japanese ownership to any stakes race or otherwise sanctioned race on their racetracks. Churchill Downs is a Kentucky based company that offers venues for horse racing in many states. Attention is drawn to the jurisdiction in which the headquarters of Churchill Downs, Inc., dwells.

While respecting the position of the executive board of this company, I disagree with their position that the punitive action against Japanese horse owners violates state and federal law addressing discrimination against cultural groups. In fact, the suggestion of the ban was never developed to discriminate against any ethnic group based solely on their ethnicity. A major point for my proposal is being grossly overlooked. I also disagree with the United States Securities and Exchange Commissions' conclusion that such an imposed ban violates federal discrimination law(s).

According to Kentucky state/Commonwealth law addressing the licensing of thoroughbred racing (reference is drawn to "810 KAR 1:025. Licensing Thoroughbred Racing"), it is clearly written under KAR 1:025, Section 3, #19 that, paraphrasing, grounds for refusal of a (racing) license in Kentucky, may be extended to a person or person involved with activites that are inconsistent with the best interests of racing . Clearly, unaccounted for death or disposal of the 1986 Kentucky Derby winning horse Ferdinand at the hands of his Japanese owner, in a widely publicized action such as the killing of a derby champion is an example of a violation of the aforementioned Kentucky statute regarding the bahavior of a racehorse owner. To date there exists no clear accountability for the horse's death and disposal in any jusidiction as the Japanese Racing Commission failed in their attempt to investigate the unusual death of a racing champion. An investigation into the thoroughbred's death has not been undertaken in this country as the horse was destroyed in Japan and not in the United States.

It is clear that the imposition of a ban on Japanese horse owners on the tracks of Churchill Downs, Inc., is not a reflection of any bias against an ethnic (Japanese) group of individuals, but a step toward firm accountability for the death of a thoroughbred champion by his owner, a citizen of Japan. In light of the failure of the Japanese Racing Commission to offer an adequate explanation for the action that forever clouds the good name of thoroughbred racing around the world, an imposition of a ban is simply a firm stance by a company owning the venue on which the equine champion won his title in 1986, that ANY action that violates their state statute regarding the integrity of horse racing in their state will not be tolerated. It is my argument that an imposition of a 10 year ban against Japanese entrants is well within the clearly defined state/Commonwealth Statute in Kentucky and should be invoked immediately until accountability for the death of Ferdinand is offered by the Japanese Racing Commission.

Respectfully submitted,

Elaine S. Puricelli

Elaine S. Puricelli

(attachment(s))

810 KAR 1:025. Licensing thoroughbred racing.

RELATES TO: KRS 230.260, 230.280, 230.290, 230.300, 230.310, 230.320

STATUTORY AUTHORITY: KRS 230.215(2), 230.260(4), 230.290(2), 230.300(1)(h), 230.320(1)

NECESSITY, FUNCTION, AND CONFORMITY: KRS 230.325(2) grants the commission the authority to regulate conditions under which thoroughbred racing shall be conducted in Kentucky. The function of this administrative regulation is to establish the licensing procedures and requirements for participation in thoroughbred racing.

Section 1. (1) Information provided on or with license application shall be complete and correct.

(2) A licensee shall abide by all rulings, and decisions of the stewards and all decisions by the stewards shall remain in force unless reversed or modified by the commission upon proper appeal.

(a) Rulings and decisions of the stewards may be appealed to the commission, except those made by the stewards as to:

1. Findings of fact as occurred during and incident to the running of a race; and

2. A determination of the extent of disqualification of horses in a race for fouls committed during the race.

please see next page

(b) Excepted rulings and decisions by the stewards shall be final with no right of review by the commission.

(3)(a) A licensee shall consent to a reasonable search of his property in his possession by the commission or its representatives, the property being restricted to that on association grounds and including tack rooms, living or sleeping quarters, motor vehicles, trunks, boxes, and containers of any sort.

(b) Licensee shall consent to seizure of any object which may be evidence indicating a violation of an administrative regulation.

(c) A licensee shall cooperate in every way with the commission or its representatives during the conduct of an investigation, to include responding correctly under oath to the best of his knowledge to all questions asked by the commission or its representatives pertaining to racing matters.

(4)(a) A licensed trainer shall be responsible for the condition of horses in his charge and shall be held to a high standard of care in taking all precautions as are reasonable and necessary to safeguard the horses from tampering.

(b) Upon a finding of a positive test result for a prohibited medication, stimulant, sedative, depressant, local anesthetic, or any foreign substance, in a saliva, urine, blood, or other specimen taken from a horse, the trainer of the horse shall be held responsible for the test results unless the trainer can establish that the stimulant, sedative, depressant, local anesthetic, or any foreign substance was administered to the horse by another person.

Section 2. The commission may issue a license to an association which applies for a license to conduct a thoroughbred race meeting on days as the commission may deem appropriate.

Section 3. Grounds for Refusal, Suspension, or Revocation of a License. The commission in its discretion may refuse to issue a license to an applicant, or may suspend or revoke a license issued, or order other disciplinary measures, on the following grounds:

(1) Denial of a license to an applicant, or suspension or revocation of a license in another racing jurisdiction; the commission may require reinstatement in the original racing jurisdiction where the applicant was denied a license or where his license was suspended or revoked;

(2) Conviction of a crime or violation of any statute or administrative regulation;

(3) Falsification, misrepresentation, or omission of required information in a license application to the commission.

(a) Failure to disclose to the commission complete ownership or beneficial interest in a horse entered to be raced; or

(b) Misrepresentation or attempted misrepresentation in connection with the sale of a horse or other matter pertaining to racing or registration of thoroughbreds;

(4) Making false or misleading statements to the commission or the stewards in an application for a license or in the course of an investigation;

(5) Failure to comply with any order or ruling of the commission, stewards, or racing official;

(6) Ownership of any interest in, or participation by any manner in, any bookmaking, pool-selling, touting, bet solicitation, or illegal enterprise, or association with any person so engaged in these activities;

(7) Applying for an receiving a license by a person less than sixteen (16) years of age;

(8) Being incompetent or unqualified in the performance of the activity for which the license is granted as determined by standard examinations prescribed by the stewards;

(9) Intoxication, use of profanity, fighting or any conduct of a disorderly nature on association grounds;

(10) Employment or harboring of unlicensed persons required by these administrative regulations to be licensed;

(11) Discontinuance of or ineligibility for activity for which license was issued;

(12) Possession on association grounds, without written permission from the commission or stewards, of:

(a) Firearms;

(b) Battery, buzzer, or electrical device; or

(c) Other appliance other than an ordinary whip which could be used to alter the speed of a horse in a race or workout;

(13) Possession on association grounds by a person other than a licensed veterinarian of:

(a) Hypodermic needle, or hypodermic syringe, or other device which could be used to administer any substance to a horse; or

(b) Medication, stimulant, sedative, depressant, local anesthetic, or any foreign substance prohibited by the commission;

(14) Use of profane, abusive, or insulting language to or interference with a commissioner, member of the commission staff, or racing official, while these persons are in the discharge of their duties;

(15) Cruelty to a horse or neglect of a horse entrusted to a licensee's care;

(16) Offering, promising, giving, accepting, or soliciting a bribe in any form, directly or indirectly, to or by a person having any connection with the outcome of a race, or failure to report knowledge of same immediately to the stewards;

(17) Causing, or attempting to cause, or participation in any way in any attempt to cause the prearrangement of a race result, or failure to report knowledge of same immediately to the stewards;

(18) Entering, or aiding and abetting the entering of, a horse ineligible or unqualified for the race entered;

(19) Drug addiction, bad moral character, intemperate habits, bad reputation for honesty, truth and veracity, or involvement in a subject of public notice as involved in any activity which, in the opinion of the commission, may be inconsistent with the best interests of racing by reflection on the honesty and integrity of the sport of racing, or association with persons so characterized; or

(20) Aiding or abetting any person in violation of any administrative regulation of the commission.

(21) A licensee's failure to satisfy a judgment rendered against him, for goods, supplies, services or fees furnished him and used in the course of his licensed occupation, constitutes a failure to meet the financial responsibility requirements of KRS 230.310. Lack of a showing of legal and just cause for not satisfying said judgement is inconsistent with the best interests of racing and the maintenance of honesty, integrity and high quality thereof and is cause for suspension of the license and denial of any renewal of same.

Section 4. License Applications for Associations. Persons or legal entities desiring to conduct thoroughbred racing in the Commonwealth shall apply to the commission for an association license. Applications shall not be acted upon by the commission until the commission is satisfied a full disclosure has been made. The application shall contain:

(1) Names and addresses of all officers, directors, stockholders, and other persons owning or controlling a beneficial interest in the association with the degree of ownership or type of interest shown;

(2) Names and addresses of persons capable of exercising any control over affairs of the association as trustee or guardian or lessor, or mortgagee, or fiduciary;

(3) Corporations, partnerships, or other legal entities which own or control a beneficial interest in the association directly, or through other corporations or legal entities, shall similarly file with the application lists showing the names and addresses of all officers, directors, stockholders, and other persons owning or controlling a beneficial interest in the legal entities with the degree of ownership or type of interest pertaining to the ownership or interest;

(4) Names of racing officials and persons responsible for track security and fire protection;

(5) Proposed purse schedule, showing minimum purse, average daily distribution, added money for each stake, if any;

CHURCHILL DOWNS
INCORPORATED

RECEIVED
2004 JAN 29 AM 10:50

REBECCA C. REED
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

January 23, 2004

VIA UPS NEXT DAY AIR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Churchill Downs Incorporated - Shareholder Proposal Submitted by
Ms. Elaine S. Puricelli

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, Churchill Downs Incorporated, a Kentucky corporation (the "Company"), hereby gives notice of its intention to omit from its proxy statement and form of proxy (collectively, the "2004 Proxy Materials") for its 2004 Annual Meeting of Shareholders, a proposal submitted by Ms. Elaine S. Puricelli ("Proponent"), a shareholder of the Company. The proposal consists of imposing "a 10-year ban ... upon any and all Japanese horse owners attempting to enter their horse in a [Company] facility for a Kentucky Derby/Triple Crown race event" (the "Proposal").

This letter constitutes the Company's statement of reasons for omitting the Proposal from its 2004 Proxy Materials. As required by Rule 14a-8(j)(2)(iii) enclosed please find the supporting legal opinion of Wyatt, Tarrant & Combs, LLP, as counsel to the Company and attorneys duly licensed to practice in the Commonwealth of Kentucky, the Company's jurisdiction of incorporation.

In accordance with Rule 14a-8(j), the Company is filing with the Securities and Exchange Commission (the "SEC") six (6) copies of:

- Proponent's letter to the Company dated November 10, 2003 detailing the Proposal;
- all correspondence between the Company and Proponent related to the Proposal;
- supporting legal opinion of Wyatt, Tarrant & Combs, LLP, as counsel for the Company; and

- this letter from the Company to the SEC setting forth each basis on which the Company believes the Proposal may be properly excluded from its 2004 Proxy Materials.

Please acknowledge receipt of this filing by file stamping the enclosed additional copy of this letter and returning it to the Company in the enclosed self-addressed, stamped envelope. Also in accordance with Rule 14a-8(j), we are mailing, on this date, a copy of this letter and all enclosures to Proponent, informing Proponent of the Company's intention to exclude the Proposal from its 2004 Proxy Materials.

The Company plans to file its 2004 Proxy Materials with the SEC on or about April 27, 2004. As required by Rule 14a-8(j), this letter is being submitted not fewer than eighty (80) days before the Company's 2004 Proxy Materials filing date.

The Company believes that the Proposal should be excluded from the its 2004 Proxy Materials on the following grounds, each of which is discussed in detail below:

- under Rule 14a-8(i)(2), because the Proposal if implemented would cause the Company to violate federal and state law;

- under Rule 14a-8(i)(3), because the Proposal is so vague and indefinite that it is misleading under Rule 14a-9;

- under Rule 14a-8(i)(4), because the proposal relates to redress of Proponent's personal grievance against a third party; and

- under Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations and does not address a significant social issue.

The Company, therefore, respectfully requests the concurrence of the Staff of the SEC's Division of Corporation Finance that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from its 2004 Proxy Materials.

I. BACKGROUND AND PROPOSAL

The Company is involved in all aspects of the thoroughbred horse racing business, including the ownership and operation of racetracks, off-track betting facilities, and a simulcast network. The Company's Churchill Downs racetrack is the host of The Kentucky Derby, the first race of the Triple Crown Challenge. The other two races in the Triple Crown Challenge, The Preakness Stakes and The Belmont Stakes, are hosted by racetracks owned by entities in which the Company does not have an interest.

Proponent proposes that the Company impose "a 10-year ban ... upon any and all Japanese horse owners attempting to enter their horse in a [Company] facility for a Kentucky Derby/Triple Crown race event." The Proposal was apparently prompted by Proponent's view of Japanese horse owners' "lack of a thoroughbred retirement program" and "the heartless and crude method of destruction of the 1986 Kentucky Derby winning horse, Ferdinand." The goal of the Proposal, according to Proponent, is to send a clear message "to Japanese horse owners that, first, an aggressive retirement program for their thoroughbreds needs to be initiated and secondly, horse lovers around the globe are responding to their lack of taste in the method of destruction of Ferdinand."

II. THE COMPANY'S REASONS FOR EXCLUSION OF THE PROPOSAL FROM ITS 2004 PROXY MATERIALS UNDER RULE 14a-8(i)

A. <u>The Proposal should be excluded under Rule 14a-8(i)(2) because if implemented it will violate federal and state law</u>

Rule 14a-8(i)(2) allows a company to omit a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state [or] federal ... law to which it is subject." The Staff of the SEC's Division of Corporation Finance has consistently taken the position that proposals that would violate state or federal law in general, and proposals that would result in discrimination prohibited by law in particular, are excludable under Rule 14a-8(i)(2). <u>See</u>, <u>e.g.</u>, Wang Laboratories, Inc., SEC No-Action Letter, 1992 SEC No-Act. LEXIS 846 (August 11, 1992) (allowing the exclusion of a proposal advocating the inclusion of more women on the company's board of directors because the proposal, if implemented, would violate Title VII of the Civil Rights Act) and Iowa Resources Inc., SEC No-Action Letter, 1983 SEC No-Act. LEXIS 1728 (January 26, 1983) (allowing the exclusion of a proposal to require the nomination of at least one person of a different sex and at least one person of a different race from those persons then serving on the company's board of directors because the proposal, if implemented, would violate Title VII of the Civil Rights Act).

[1] *Violation of Federal Law*

Federal law mandates that

> [a]ll persons within the jurisdiction of the United States shall have the same right in every State and Territory to make and enforce contracts, to sue, be parties, give evidence, and to the full and equal benefit of all laws and proceedings for the security of persons and property enjoyed by white citizens, and shall be subject to like punishment, pains, penalties, taxes, licenses, and exactions of every kind, and to no other.

42 U.S.C.A. § 1981(a) (2003). "'Make and enforce contracts' includes the making, performance, modification, and termination of contracts, and the enjoyment of all benefits, privileges, terms,

and conditions of the contractual relationship." 42 U.S.C.A. § 1981(b). Section 1981 applies to non-governmental, i.e. private, discrimination. 42 U.S.C.A. § 1981(c).

The United States Supreme Court has made it clear that "[a]lthough § 1981 does not itself use the word 'race,' the Court has construed the section to forbid all 'racial' discrimination in the making of private as well as public contracts." Saint Francis College v. Al-Khazraji, 481 U.S. 604, 609 (1987) (citing Runyon v. McCrary, 427 U.S. 160, 168, 174-175 (1976)). The Court clarified that racial discrimination also includes "discrimination solely because of [a person's] ancestry or ethnic characteristics." Saint Francis College, 481 U.S. at 613. While 42 U.S.C.A. § 1981 does not prohibit discrimination based on citizenship, "the line between discrimination based on 'ancestry or ethnic characteristics'... and discrimination based on 'place or nation of ... origin' ... is not a bright one... Often ... the two are identical as a factual matter: one was born in the nation whose primary stock is one's own ethnic group." Saint Francis College, 481 U.S. at 614 (Brennan, J., concurring).

In addition, Title II of the Civil Rights Act prohibits the denial of person's right "to the full and equal enjoyment of the goods, services, facilities, privileges, advantages, and accommodations of any place of public accommodation ... without discrimination or segregation on the ground of race, color, religion, or national origin." 42 U.S.C.A. § 2000a(a) (2003) and 42 U.S.C.A. § 2000a-2 (2003). A place of public accommodation includes any "sports arena, stadium or other place of exhibition or entertainment" that affects commerce. 42 U.S.C.A. § 2000a(b)(3). A place of public accommodation affects commerce if, among others, "it customarily presents ... performances, athletic teams, exhibitions, or other sources of entertainment which move in commerce." 42 U.S.C.A. § 2000a(c)(3). Finally, "'commerce' means travel, trade, traffic, commerce, transportation, or communication among the several States..., or between any foreign country ... and any State..." 42 U.S.C.A. § 2000a(c).

The Company understands and shares Proponent's concern for the humane treatment of thoroughbred horses. However, the Proposal submitted to the Company is not a way to deal with this issue. In addition to the potential negative public relations and business repercussions against the Company for openly discriminating against Japanese persons, the Proposal, if implemented, would cause the Company to violate 42 U.S.C.A. § 1981. When an owner enters and races a horse in a race at a Company racetrack, a business and contractual relationship between the two is established as evidenced by the conditions of the race. A copy of the conditions for the 2004 Kentucky Derby is enclosed for reference purposes. Banning Japanese horse owners from entering a horse in a Kentucky Derby/Triple Crown race at a Company racetrack would result in the Company choosing with whom to contract and do business on the basis of the person's ancestry or ethnic characteristics, conduct that is clearly impermissible and unlawful under 42 U.S.C.A. § 1981.

The Proposal, if implemented, would also cause the Company to violate 42 U.S.C.A. § 2000a-2. The Company's Churchill Downs racetrack would be deemed a place of public accommodation under 42 U.S.C.A. § 2000a(b)(3) and (c)(3) because (1) it would qualify as a stadium or other place of exhibition or entertainment, and (2) its racing products, including simulcasting and off-track betting, move in commerce both domestically between states as well as internationally. See also the discussion of violation of state law in Section II.A.[2] below. Implementing the Proposal would deny Japanese horse owners their statutory right to full and equal enjoyment of the goods, services, privileges and advantages offered by the Company to other horse owners on the basis of race, color or national origin, and would be clearly impermissible and unlawful under 42 U.S.C.A. § 2000a and 42 U.S.C.A. § 2000a-2.

[2] *Violation of State Law*

The Proposal, if implemented, would also cause the Company to violate Kentucky state law. Under Kentucky law, "it is an unlawful practice for a person to deny an individual the full and equal enjoyment of the goods, services, facilities, privileges, advantages, and accommodations of a place of public accommodation, resort, or amusement … on the ground of disability, race, color, religion, or national origin." KY. REV. STAT. ANN. § 344.120 (Michie 1997 & Supp. 2003). "'[P]lace of public accommodation, resort, or amusement' includes any place, store, or other establishment, either licensed or unlicensed, which supplies goods or services to the general public or which solicits or accepts the patronage or trade of the general public…" KY. REV. STAT. ANN. § 344.130 (Michie 1997 & Supp. 2003). Although Kentucky court have not addressed the issue, courts from other jurisdictions are in agreement that racetracks are places of public accommodation. See generally Annotation, What Businesses or Establishments Fall Within State Civil Rights Statute Provisions Prohibiting Discrimination, 87 A.L.R.2d 120, § 6[b] (1963).

Kentucky courts have not addressed the applicability of KY. REV. STAT. ANN. § 344.120 to attempts by racetracks to exclude horse owners from entering their horses in races conducted on their premises. However, in a case involving the Company, but unrelated to the Proposal, the Kentucky Court of Appeals acknowledged that "racetrack proprietors [possess] a common law right to exclude a prospective patron for any reason, provided the exclusion is not based on the person's race, creed, color, or national origin." James v. Churchill Downs, Inc., 620 S.W.2d 323, 324 (Ky. Ct. App. 1981) (citations omitted) (emphasis added).

The Company supplies services to the general public and solicits and accepts the patronage of the general public in two ways: first, by providing venues for the general public to watch, bet on and enjoy thoroughbred horse racing at its racetracks, and second, by providing venues for thoroughbred horse owners to enter their horses into various races. Thus, the Company would be deemed a "place of public accommodation" and would be subject to the anti-discrimination provisions of KY. REV. STAT. ANN. § 344.120.

Implementing the ban suggested by Proponent would cause the Company to deny to Japanese thoroughbred horse owners the "full and equal enjoyment of the … services, facilities, privileges, advantages, and accommodations" it offers to other horse owners entering horses in races at the Company's racetracks. Under the Proposal, such denial will be based on nothing more than the horse owner's race, color or national origin. The blatant discrimination by the Company against Japanese horse owners that will result if the Proposal is implemented would be a clear violation of Kentucky law.

Because the Proposal suggested by Proponent would violate federal law and Kentucky state law, the Company should be allowed to exclude the Proposal from its 2004 Proxy Materials under Rule 14a-8(i)(2).

B. <u>The Proposal should be excluded under Rule 14a-8(i)(3) because it is misleading and violates the Proxy Rules</u>

Rule 14a-8(i)(3) allows a company to omit a shareholder proposal from its proxy materials "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff of the SEC's Division of Corporation Finance has on numerous occasions allowed the exclusion under Rule 14a-8(i)(3) of a proposal that is so vague and indefinite that it is inherently misleading, because neither the voting shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the proposal were adopted. <u>See</u>, <u>e.g.</u>, Woodward Governor Company, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 789 (November 26, 2003) (proposal related to implementing a compensation policy for upper management based on "stock growth") and The Proctor & Gamble Company, SEC No-Action Letter, 2002 SEC No-Act. LEXIS 768 (October 25, 2002) (proposal requesting that the board of directors create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly-owned companies).

The Proposal in the present case suggests imposing "a 10-year ban ... upon any and all Japanese horse owners attempting to enter their horse in a [Company] facility for a Kentucky Derby/Triple Crown race event." While the period of the ban, the types of races covered and the facilities are reasonably well identified in the Proposal, it cannot be determined with any reasonable amount of certainty what "Japanese horse owners" means. Does it include Japanese born United States of America ("<u>U.S.</u>") citizens and/or permanent residents? Does it include U.S. incorporated entities wholly owned by Japanese citizens? Does it include U.S. incorporated entities that are partly owned by Japanese citizens? What is the ownership level threshold for partial ownership of U.S. incorporated entities by Japanese citizens? Does the Proposal include entities incorporated in Japan? Does it include the U.S. subsidiaries of Japanese entities? What if the Japanese entity is only part owner of the U.S. subsidiary? What if a Japanese owner has an interest in a horse? Does any Japanese ownership interest give rise to the ban? Or is there a minimum percentage ownership that must exist to trigger the ban?

As is evident from the preceding discussion, the Proposal is so vague and indefinite that the shareholders and the Board of Directors of the Company would not be able to determine, with any reasonable amount of certainty, what action should be taken if the Proposal were adopted. The shareholders and the Company's Board of Directors must determine what a "Japanese horse owner" is and what constitutes "ownership" without guidance from the Proposal, and such determination would necessarily be subject to differing interpretations. Therefore, the Proposal is materially misleading under Rule 14a-9 and should be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

C. The Proposal should be excluded under Rule 14a-8(i)(4) because it relates to redress of a personal grievance of Proponent against a third party

A company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(4) "[i]f the proposal relates to the redress of a personal ... grievance against the company or any other person..." The Staff of the SEC's Division of Corporation Finance has allowed the exclusion under Rule 14a-8(i)(4) of shareholder proposals that seek redress of a personal grievance of the shareholder. See, e.g., Sara Lee Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 693 (August 10, 2001) (allowing the exclusion of a proposal that sought to redress a personal grievance). "[A] proposal, despite its being drafted in a such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under paragraph (c)(4) [now (i)(4)], when it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance..." Exchange Act Release 34-19135 (October 14, 1982).

The issue of the humane treatment of thoroughbred horses is important to and supported by the Company. However, the Proposal does little, if anything, to address that issue. It simply reflects Proponent's personal grievance with specific Japanese horse owners over their alleged treatment of horses and, in particular, with the owner of 1986 Kentucky Derby winner, Ferdinand, over the manner in which the horse was destroyed. Inhumane treatment of horses is not confined to one particular geographic region, nation, race or ethnic group. The Proposal will have little or no effect on the inhumane treatment of horses because it will exclude from races Japanese owners who in fact treat their horses appropriately while having no effect on non-Japanese owners who may mistreat their horses. In fact, the Proposal does not attempt to address the inhumane treatment of horses generally; rather it focuses on how horses that win the Kentucky Derby deserve to be treated differently than other horses. The only effect of the Proposal, if implemented, will be to provide redress for Proponent's personal grievance against certain Japanese thoroughbred horse owners while failing to address the issue of humane treatment of horses. Consequently, the Company should be allowed to exclude the Proposal from its 2004 Proxy Materials.

D. The Proposal should be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and does not relate to a significant social issue

Under Rule 14a-8(i)(7), a company may exclude a proposal "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 34-40018 (May 21, 1998).

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, <u>decisions on production quality and quantity, and the retention of suppliers</u>. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 34-40018 (May 21, 1998) (emphasis added).

Consistent with the policy considerations underlying Rule 14a-8(i)(7), the Staff of the SEC's Division of Corporation Finance has recognized that a company's selection of and business dealings with vendors and suppliers are matters relating to the conduct of ordinary business operations. <u>See</u> Dayton Hudson Corp., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 347 (March 12, 1996) (allowing exclusion in part on the ground that the proposal related to policies and programs favoring the purchase of goods and services from minority and/or female-owned suppliers); American Brands, Inc., SEC No-Action Letter, 1995 SEC No-Act. LEXIS 981 (December 28, 1995) (allowing exclusion where the proposal related in part to the purchase of goods and services from specified suppliers); and Wal-Mart Stores, Inc., SEC No-Action Letter, 1992 SEC No-Act. LEXIS 574 (April 10, 1992) (allowing exclusion where the proposal touched in part on the practices and policies for selecting suppliers of goods and services); Wal-Mart Stores, Inc., SEC No-Action Letter, 1991 SEC No-Act. LEXIS 572 (April 10, 1991) (allowing the omission of the proposal, noting that "the proposal involves a request in part for detailed information on the [c]ompany's practices and policies for selecting suppliers of goods and services").

In a manner similar to the proposals addressed in the no-action letters above, the Proposal in the present case attempts to impose on the Company additional criteria as to who can and who cannot enter horses in certain races on Company racetracks. The nomination and selection of thoroughbred horses for racing in the Kentucky Derby and other Triple Crown race events involves a number of factors established by the Company as well as factors established jointly by the Company, the Maryland Jockey Club of Baltimore City, Inc. and the New York Racing Association Inc. through their joint venture, Triple Crown Productions, LLC. These factors are set forth in the conditions discussed above and enclosed herewith. The establishment of these factors and the Company's overall policies relating to races on its racetracks are an integral part of the Company's ordinary business operations, and are not matters within the competence of shareholders or which should be subject to direct shareholder oversight.

The exclusion of the Proposal should not be affected by the significant social issue exception to Rule 14a-8(i)(7). While the Company supports the humane treatment of retired thoroughbred horses, the Proposal does little, if anything, to address that issue. As already mentioned above, inhumane treatment of horses is not confined to one particular geographic region, nation, race or ethnic group. It is preposterous to think that just because an owner is Japanese, that owner will necessarily mistreat the owner's horses. The Proposal would have little or no effect on the inhumane treatment of horses because it would exclude from races Japanese owners who in fact treat their horses appropriately while imposing no penalty on non-Japanese owners who may mistreat their horses.

Because the Proposal attempts to micromanage the business of the Company, relates to the Company's ordinary business operations and does not raise a significant social issue, the Company should be permitted to omit the Proposal from its 2004 Proxy Materials in accordance with Rule 14a-8(i)(7).

III. CONCLUSION

The Company believes that it should be allowed to exclude the Proposal because it (1) if implemented will violate 42 U.S.C.A. § 1981, Title II of the Civil Rights Act, KY. REV. STAT. ANN. § 344.120 and the common law of the Commonwealth of Kentucky, (2) is so vague and indefinite as to be materially misleading under Rule 14a-9, (3) relates to redress of a personal grievance of Proponent against certain Japanese horse owners, and (4) relates to the Company's ordinary business operations and does not address a significant social issue.

The Company respectfully requests that the Staff of the SEC's Division of Corporation Finance confirm, at its earliest convenience, that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2004 Proxy Materials.

Please do not hesitate to contact me if you have any questions or need additional information. My telephone number is 502-636-4429.

Respectfully Submitted,

CHURCHILL DOWNS INCORPORATED

Rebecca C. Reed/sc

Rebecca C. Reed
Senior Vice President,
General Counsel and Secretary

Enclosures

cc: Ms. Elaine S. Puricelli (w/ encl.)
12405 Strangford Place
Richmond, Virginia 23233-3562

L:\Proxy 2004\SEC No Action Letter-1-23-04-Request Shareholder Proposal-Proxy.DOC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 2, 2004

Rebecca C. Reed
Senior Vice President,
General Counsel and Secretary
Churchill Downs Incorporated
700 Central Avenue
Louisville, KY 40208

Re: Churchill Downs Incorporated
Incoming letter dated January 23, 2004

Dear Ms. Reed:

This is in response to your letter dated January 23, 2004 concerning the shareholder proposal submitted to Churchill Downs by Elaine S. Puricelli. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

Cc: Elaine S. Puricelli
12405 Strangford Place
Richmond, VA 23233-3562

WYATT
WYATT, TARRANT & COMBS, LLP

500 West Jefferson Street, Suite 2800
Louisville, Kentucky 40202-2898
502.589.5235
Fax: 502.589.0309

January 23, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Churchill Downs Incorporated -- Shareholder Proposal Submitted by Ms. Elaine S. Puricelli

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, Churchill Downs Incorporated, a Kentucky corporation (the "Company"), by letter dated the date hereof (the "No-Action Letter"), provided notice to the Securities and Exchange Commission of its intention to omit from its proxy statement and form of proxy (collectively, the "2004 Proxy Materials") for its 2004 Annual Meeting of Shareholders, a proposal submitted by Ms. Elaine S. Puricelli ("Proponent"). The proposal consists of imposing "a 10-year ban ... upon any and all Japanese horse owners attempting to enter their horse in a [Company] facility for a Kentucky Derby/Triple Crown race event" (the "Proposal").

We have acted as counsel to the Company in connection with the preparation of the No-Action Letter, and as required by Rule 14a-8(j)(2)(iii), this letter constitutes the supporting legal opinion of counsel as to matters of Kentucky law, and we do not express any opinion concerning any other law.

We have made such investigations of law as, in our judgment, were necessary to render the following opinion. As to certain facts material to our opinion, we have relied, with your permission and without independent inquiry, upon statements, certificates or representations, including those made in the No-Action Letter, of officers and other representatives of the Company.

Based upon and subject to the foregoing and the further qualifications set forth below, we are of the following opinion as of the date hereof. While there are no reported cases in Kentucky construing the following Kentucky statute in the context of facts similar to the Proposal, we believe that if the Proposal were before a Kentucky court of competent jurisdiction, such court would conclude that the Proposal, if implemented as proposed by the Proponent, would violate KY. REV. STAT. ANN. §344.120, making it "an unlawful practice for a person to deny an individual the full and equal enjoyment of the goods, services, facilities, privileges, advantages, and accommodations of a place of public accommodation, resort, or amusement ... on the ground of disability, race, color, religion, or national origin." KY. REV. STAT. ANN. § 344.120 (Michie 1997 & Supp. 2003). In addition, we believe that the Proposal, if implement as proposed by the Proponent, would be unlawful under the rationale of James v. Churchill Downs, Inc., 620 S.W.2d 323 (Ky. Ct. App. 1981).

We express no opinion as to the Company's compliance with any Federal or state law relating to its legal or regulatory status or the nature of its business. The applicability of the Kentucky statute which is the subject of the opinion expressed herein may be limited by applicable laws or judicial decisions governing such provisions.

This opinion is rendered to you solely pursuant to Rule 14a-8(i)(2)2(iii). As such, it may be relied upon by you and the Company only and may not be used or relied upon by any other person for any purpose whatsoever without our prior written consent. We assume no obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein.

Very truly yours,

WYATT, TARRANT & COMBS, LLP

Wyatt, Tarrant & Combs, LLP

15147999.1

12405 Strangford Place
Richmond, Virginia 23233-3562
November 10, 2003

Churchill Downs Incorporated
700 Central Avenue
Louisville, Kentucky 40208

Greetings:

The following letter represents a proposal subject to fellow shareholders' approval. It is expected by me that this proposal will be voted upon during the annual shareholders' Meeting, June 2004.

In light of the widely known lack of a thoroughbred retirement program by Japanese horse owners, and with the heartless and crude method of destruction of the 1986 Kentucky Derby winning horse, Ferdinand, an immediate consequence should be directed toward the Japanese racing community. In my opinion it is appropriate to send a consequence from the track on which this horse gained infinite fame as winning the Kentucky Derby should be the most important moment in a racing thoroughbred's life.

It is proposed by me, that a 10-year ban be imposed upon any and all Japanese horse owners attempting to enter their horse in a Churchill Downs Incorporated facility for a Kentucky Derby/Triple Crown race event. No Japanese entry should occur for a period of ten years for this particular stakes race.

While this proposal seems harsh and restrictive, a clear message needs to be sent to Japanese horse owners that, first, an aggressive retirement program for their thoroughbreds needs to be initated and secondly, horse lovers around the globe are responding to their lack of taste in the method of destruction of Ferdinand earlier this year.

Thank you for your assistance,
Elaine S. Puricelli
Elaine Snider Puricelli

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Churchill Downs Incorporated
Incoming letter dated January 23, 2004

The proposal seeks to impose a 10-year ban upon any and all Japanese horse owners attempting to enter their horse in a Churchill Downs Incorporated facility for a Kentucky Derby/Triple Crown race event.

There appears to be some basis for your view that Churchill Downs may exclude the proposal under rule 14a-8(i)(2). Accordingly, we will not recommend enforcement action to the Commission if Churchill Downs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Churchill Downs relies.

Sincerely,

Anne Nguyen
Attorney-Advisor